  EXHIBIT 99.1

  Intellipharmaceutics Announces Settlement Agreement in Class Action Lawsuit, Which is Subject to Court Approval

Toronto, Ontario, November 7, 2019, Intellipharmaceutics International Inc. (OTCQB: IPCIF and TSX:IPCI) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, announced today that the parties in Shanawaz v. Intellipharmaceutics International, Inc., an action pending in New York asserting claims under the U.S. federal securities laws on behalf of an alleged class of investors in Intellipharmaceutics common stock against the Company, its chief executive officer, Dr. Isa Odidi, who is also a member of its board of directors, and its former chief financial officer Domenic Della Penna, have entered into a stipulation of settlement to resolve all claims asserted in the action.

The settlement is subject to the approval of the court following notice to class members. The stipulation of settlement provides for a settlement payment of US$1.6 million, which Intellipharmaceutics anticipates will be funded by available insurance. As part of the settlement, the Company also agreed to contribute to the settlement fund specific anticipated Canadian tax refunds of up to US$400,000 to the extent received within 18 months after the entry of final judgment. The stipulation acknowledges that the Company and the other defendants continue to deny that they committed any violation of the U.S. securities laws or engaged in any other wrongdoing and that they are entering into the settlement at this time based on the burden, expense, and inherent uncertainty of continuing the litigation.

Although the Company believes that the settlement represents a fair and reasonable compromise of the matters in dispute in the litigation, there can be no assurance that the court will approve the stipulation of settlement as proposed, or at all. If the stipulation of settlement is not approved or otherwise fails to become effective, then the parties will be returned to their respective positions in the litigation as of August 9, 2019.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties related to our ability to comply with OTCQB and TSX requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Greg Powell
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com